Hansen Medical, Inc.

800 East Middlefield Road

Mountain View, California 94043

June 20, 2016

Via E-mail and EDGAR

Ms. Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Hansen Medical, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 26, 2016
File No. 001-33151

Dear Ms. Ravitz:

On behalf of Hansen Medical, Inc., a Delaware corporation (“Hansen” or the “Company”), in connection with the Company’s response to the sole comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) filed with the Commission on June 14, 2016, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact Jennifer F. Fitchen at jfitchen@sidley.com or (650) 565-7122.

Very Truly Yours,

/s/ Cary G. Vance

Cary G. Vance

cc:	Jennifer F. Fitchen